NORTHERN EXPLORATIONS, LTD.
                        470 Granville Street, Suite 1120
                           Vancouver, British Columbia
                                 Canada, V6C 1V5


May 9, 2006

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549
Mail Stop 0361

Attention: Susann Reilly

Dear Sirs:

Re: Northern Explorations, Ltd. - Registration Statement on Form SB-2 Amendment No. 6 - File No. 333-125068

Further to your letter dated March 6, 2006 concerning the deficiencies in our registration statement on Form SB-2, we provide the following responses:

GENERAL

1. WE NOTE YOUR RESPONSE TO COMMENT 1. PLEASE REVISE TO INDICATE, IF TRUE, THAT YOU WILL NOT ENTER INTO A MERGER OR ACQUISITION IN THE NEXT 12 MONTHS.

     In a recent telephone conversation with you, our president discussed this comment with you given that our previous responses have not been acknowledged. You advised us to put the main points of the discussion into our response.

     As a mineral exploration company, we are in the business of acquiring and exploring mineral properties. As the "Risk Factors" section of our registration statement indicates, very few mineral exploration projects ultimately become operating mines. It is typical in the sector to explore many properties before identifying one that contains economic quantities of mineralization. Until additional phases of exploration are conducted on the property in which we have an interest, the Cade claim, we will not know whether it contains significant mineralization. At this point, our consulting geologist has advised us that the Cade claim warrants further exploration and we intend to follow his recommendations.

     Our concern is that the statement you want us to insert into our disclosure prevents us from potentially acquiring additional mineral properties. If we insert a statement into our registration statement that we will not enter into a merger or acquisition in the next 12 months, this may prevent us from expanding or altering our business objectives.
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     We would not be able to take advantage of any additional mineral property acquisition opportunities despite the recent increase in market demand for base and precious minerals. As well, we would not be able to proceed with the exploration of an alternate property if our consulting geologist determines, based on further exploration, that the Cade claim does not merit any additional work. To agree to this would be contrary to our director's objective to act in the best interests of our shareholders.

     We have disclosed in our "Description of Business" section that "we do not have any intention of entering into a merger or acquisition in any business sector within the next twelve months. Our intention is to continue our exploration programs on the Cade property. As we are in the business of acquiring and exploring mineral properties, we may acquire mineral properties in the future though we do not have any present intention of doing so." We believe that this accurately reflects our situation.

2. REVISE TO INDICATE WHEN YOUR PHASE II PROGRAM WILL RECOMMENCE IN THE SPRING. ADDRESS WHEN YOUR PHASE III PROGRAM WILL BEGIN AND THE DURATION OF THE PROGRAM.

     We anticipate that our Phase II program will recommence in late June of 2006 and that the program will take one month to complete. We anticipate that the Phase III program will begin in September of 2006 and will take three months to complete.

GEOLOGICAL REPORT, PAGE 14

3. REVISE TO INDICATE THE NUMBER OF SAMPLES AND ASSAYS TAKEN DURING PHASE I OF YOUR PROGRAM.

     We have revised our disclosure to indicate that 14 soil samples and six rock samples were taken during the Phase I program and were assayed for mineral content.

4. WE NOTE YOUR RESPONSE TO COMMENT 6. REVISE TO DESCRIBE IN GENERAL TERMS THE RESULTS OF YOUR PHASE I PROGRAM. CLARIFY WHAT YOU MEAN BY YOUR STATEMENT THAT YOU WERE ABLE TO IDENTIFY "TARGETS" FOR THE SECOND PHASE OF EXPLORATION.

     We have revised our disclosure to indicate that the grab samples that were assayed during the phase one exploration program indicated that several areas of the property contain moderate to high levels of copper, zinc and silver mineralization. These areas will be the focus of follow up exploration to determine how far this surface mineral extends and whether it continues below the surface of these property areas.

5. WE NOTE YOUR RESPONSE TO COMMENT 9. REVISE TO DESCRIBE PHASE III OF YOUR PROGRAM IN MORE DETAIL. SPECIFY ALL OF THE ACTIVITIES INVOLVED ALONG WITH THE ASSOCIATED TIME FRAME AND COSTS.

     The Phase III exploration program will consist of an airborne electromagnetic survey of the Cade claim, followed by additional sampling of prospective areas. The first part of this program involves attaching equipment to a helicopter that is flown above the property surface. This equipment measures whether or not rocks on the surface and subsurface of
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     the property conduct electricity. Copper and gold are excellent conductors of electricity. Areas of high conductivity are targets for follow-up exploration. The activities that are involved in this part of the exploration program are the retention of the helicopter company, the affixation of the electromagnetic equipment to the helicopter and the flight of the helicopter over the property surface. This process will take approximately one week and will cost $10,000. The data from the equipment is then compiled and analyzed by the consulting geologist. The cost of this analysis is $5,000.

     Based on the results from the electromagnetic survey, the consulting geologist will then gather additional rock and soil samples for analysis on property areas that relate to the high electromagnetic results. This involves identifying and marking sample areas of the property, placing rock and soil into sample bags, transporting the samples to an assay laboratory and having the laboratory analyze the samples for mineral content. The geologist then reviews these results and prepares a report for us summarizing the results of the entire Phase III program and recommending any further exploration work that is warranted. The cost of this part of the exploration phase consists of $20,000 for the geologist and $5,000 for assay costs.

Yours truly,


/s/ Richard Novis
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Northern Explorations Inc.
Richard Novis, President